April 28, 2011
H. Roger Schwall
John Cannarella
Mark C. Shannon
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	PetroChina Company Limited Form 20-F for Fiscal Year Ended December 31, 2009 File No. 1-15006
Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:
          I refer to your letter to Mr. Jiang Jiemin, dated December 17, 2010, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010 (the “2009 20-F”).
          Set forth below are the Company’s responses to the comments contained in the letter dated December 17, 2010 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).
Form 20-F for Fiscal Year Ended December 31, 2009
Exploring for, producing and transporting crude oil...... , page 14
1.	We note your response to prior comment two which specifies that you disclosed a major plant explosion that occurred on November 13,2005 and a major gas blow-out accident on December 31, 2003 in the years in which these accidents occurred. Your response also indicates that you did not experience any such major accidents in 2009 and that you monitor operations for accidents to ensure disclosure at the time of occurrence.

However, we note the following press accounts of accidents that appear to involve your company and not disclosed in your annual reports;
•	On January 20, 2006, two blasts occurred at the Fujia pump station;

•	On June 19, 2009, an accident in a LNG storage tank in Jiangsu Province occurred;

•	On December 30, 2009, the rupturing of a segment of Lanzhou-Zhengzhou oil pipeline caused diesel oil to flow down the Wei River;

•	On January 7, 2010 a naphtha oil-tank farm exploded at Lanzhou Petrochemical Company in Gansu Province; and

•	In July 2010, two pipelines exploded at an oil storage depot near Dalian’s Xingang Harbour in Liaoning province.
Please tell us how you determined that each of these accidents did not require disclosure. In doing so, please tell us and disclose the parties that are responsible for remediation of environmental damage caused by such accidents and specify how the injured parties seek compensation for their losses and whether the law allows for individuals to seek compensation from you for injuries or death.
The Company respectfully advises the Staff that the Company is of the view that none of the four referenced accidents that occurred on January 20, 2006, June 19, 2009, December 30, 2009 and January 7, 2010, respectively, or the compensation and remediation measures in relation thereto had any material adverse effect on the operating results, business operations or stock price of the Company and therefore did not require disclosure in the Company’s annual report on Form 20-F. As of the date of this letter, the accident of July 16, 2010 (the “Dalian Accident”) is still under investigation by the relevant government authorities in accordance with applicable laws of the People’s Republic of China (the “PRC” or “China”). When such investigation is concluded, the Company will determine whether to make relevant disclosure about the Dalian Accident under the applicable disclosure rules based on the extent of the impact of the investigation results on the operating results and business operations of the Company.
The accident that occurred on December 30, 2009 resulted in environmental damage but did not cause any personal injury or death. The principal responsible party for that accident is a third party construction company which is not related to the Company. The Company was one of the parties responsible for remediation of environmental damage arising from that accident. As of December 31, 2010, the Company had completed the remediation measures in accordance with the applicable PRC laws and regulations.
The PRC laws allow for individuals to seek compensation directly from the responsible party for injuries or death. With respect to the accident that occurred on January 20, 2006 and the accident that occurred on January 7, 2010, as of December 31, 2010, the Company had made the compensation pursuant to the claims of the victims and the requirements of applicable PRC laws. The responsible party for the accident that occurred on June 19, 2009 is a contractor of the Company. To the knowledge of the Company, as of December 31, 2010, the contractor had made the compensation pursuant to the claims of the victims and the requirements of applicable PRC laws.
Reserve Table, page 26

2.	We note your response to prior comment four whereby you quantified the amounts of PUD’s converted to developed reserves in the current period. However, we note that your crude oil PUD’s have increased by approximately 17% during the year ended December 31, 2009 after factoring in the conversion of PUD’s to developed reserves. Please tell us and disclose the reasons why such PUD’s increased approximately 17% during the current year. See Item 1203(b) f Regulation S-K.

The Company respectfully advises the Staff that, as indicated in the reserve table on Page 26 of the 2009 20-F, the extensions and discoveries of crude oil reserves increased by 1,004.54 million barrels in 2009, most of which are proved undeveloped reserves. This increase in extensions and discoveries contributed to the 17% increase in the proved undeveloped reserves.
Exploration and Production, page 65
3.	We note your response to prior comment eight which specifies that you do not import oil to satisfy any commitment to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. Please Clarify if you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements irrespective if such commitment is from imported oil, domestically produced or from any other source. Refer to Item 1207 of Regulation S-K.

The Company respectfully advises the Staff that, in terms of crude oil, other than the agreement to provide a fixed quantity of crude oil to Sinopec under the Crude Oil Mutual Supply Framework Agreement between the Company and Sinopec as disclosed on page 30 of 2009 20-F, the Company has not made any commitment to provide a fixed and determinable quantity of oil in the near future under existing contracts or agreements. In terms of natural gas, the Company is committed to provide approximately 1,447.9 bcf of natural gas to certain users in 2011 under existing contracts or agreements. However, the Company and the natural gas users may make corresponding adjustments to the quantity of supply in the course of the performance of the commitment in light of the actual situation, and therefore the actual quantity of natural gas sold by the Company under these agreements may differ from the quantity provided in the relevant contracts. The Company will make relevant disclosure in the annual report on Form 20-F for the year ended December 31, 2010.
Note 38 Segment Information, page F-44
4.	We note your response to prior comment 13. As previously requested, provide us with a copy of the report reviewed by your CODM for the quarter ended December 31, 2009 in connection with assessing performance and making resource allocation decisions (CODM reports). If you have made substantive changes to the CODM report compared to the quarter ending December 31, 2008, and those changes have impacted your segment reporting, provide copies of the old reports or otherwise explain, in reasonable detail, the changes and how they impact your segment reporting.

The Company advises the Staff that before 2009, the Company reported the operating segments from a products and services perspective in accordance with IAS 14. IFRS 8, which was effective from January 1, 2009, requires a “management approach” under which segment information is presented under the same basis as that used for internal reporting on which CODM evaluate performance and resource allocation for decision making purposes. Considering that most of the Company’s refining and chemical production facilities are located within the same physical location and the sales network distributes across China, the Company has redefined its operating segments from January 1, 2009 in-conjunction with the Company’s adoption of IFRS 8 as follow:
•	The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment; and

•	The marketing of refined products and trading businesses is now included and managed in a new Marketing segment.
The Company has included with this letter an excerpt from the summary reports for 2008 and 2009 presented by the CFO of the Company to the Board of Directors. The reports were used by the Company for performance evaluation and resource allocation decision making. Such reports cover the operating results and capital expenditure for the operating segments, which are consistent with that disclosed in the Company’s Form 20-F.
The Company hereby request confidential treatment of the summary reports submitted herewith that is marked “Confidential Treatment Requested.” This confidential treatment request is made under the Freedom of Information Act (the “FOIA”) pursuant to Title 17 C.F.R. §200.83. It is our understanding that, pursuant to the FOIA regulations, (i) no determination as to the merits of our request for confidential treatment will be made at this time, and (ii) if the Staff receives a request for any of the information subject to this request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment.
Supplementary Information on Oil and Gas Exploration and Production Activities, page F-49
Proved reserve estimate table, page F-50
5.	We note your response to prior comment 14 which indicates that you report reserves on a net basis and that volumes of oil and natural gas that relate to royalties, taxes, or similar items where third parties may have legal ownership are irrelevant and not reflected in the company’s report. Given the qualitative and quantitative disclosures on page 55-56 of the Taxation, Fees and Royalties to which you are subject, please tell us:
•	How you classify the expense and related payments associated with taxation, fees and royalties to third parties in your statements of operations and statements of cash flows;

•	Whether the disclosed amounts of production and reserves in your table of changes in net quantities of proved developed and undeveloped reserves on page F-50 reflects volumes where third parties receive the economic benefits of such volumes; and

•	How you concluded that the total amounts of interests held by third parties is insignificant and specify how you differentiated between volumes legally owned by third parties compared to volumes where third parties receive the economic ownership without legal title.
The Company respectfully advises the Staff that as noted in the Company’s response to the SEC’s prior comment 14, approximately 96% of the Company’s oil and gas reserves are located in China. The items of resource tax, compensatory fee for mineral resources, crude oil special gain levy and royalty fee referred by the Staff relate only to the Company’s domestic operations. These items have been included in “Taxes other than income taxes” and presented accordingly in the statements of comprehensive income (as part of operating expenses) and cash flows (as part of operating cash flows). These payments do not represent any third party’s interest in reserves / production but are taxes imposed by the PRC government based on the oil and gas production. Accordingly, the reported reserves and production volumes in China do not reflect any third parties’ economic interests in such volumes.
The Company’s net reserves in China do not include the reserves in which third party holds equity interest. In countries outside China, net reserves are estimated based on the production license agreements and all royalties payables are excluded from the reported net reserves and production volumes. However, as disclosed in DeGolyer and MacNaughton’s summary report included as Exhibit 15.1 of 2009 20-F, the net reserves in other countries include reserves that are attributable to minority interests. For example, the Company’s reserves include on a 100% basis the reserves of Aktobemunaigas (a subsidiary that is 50% held by the Company and 50% held by China National Petroleum Corporation, the parent company of PetroChina).
Exhibit 15.1 Degolyer and MacNaughton Report
6.	We note that the DeGolyer and MacNaughton report references that, “To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.” It appears from this statement that conclusions were reached without possessing the requisite information. In this regard, we note that the definition of “reserves” in Rule 4-10 (a)(26) of

Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce-or revenue interest in the production.” We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe DeGolyer and MacNaughton should address this limiting language in one of the following ways, as deemed appropriate:
•	Remove the sentence referenced above;

•	Replace the referenced sentence with a new statement that is precisely tailored to the expertise of DeGolyer and MacNaughton and the circumstances under which the report was prepared.
Also, ensure that the report discloses the specific assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.
The Company respectfully advises the Staff that DeGolyer and MacNaughton has proposed to amend the referenced sentence to read as “To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.”
According to DeGolyer and MacNaughton, this statement has been included in all the third party reports on proved reserves at year-end 2010 prepared by it for its clients and submitted to the SEC. DeGolyer and MacNaughton confirms that its report disclosed the specific assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.
*******************

     At your request, we hereby acknowledge that: (1) PetroChina is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) PetroChina may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me if you have additional questions or require additional information. In addition, you may also contact Mr. Mao Zefeng (maozf@petrochina.com.cn; phone number: 86-10-59986262; fax number: 86-10-62099556) if you have any question about the Company’s 20-F in the future.

Very truly yours,
/s/ Li Hualin
Name:	Li Hualin
Title:	Company Secretary

Confidential Treatment Request

Financial Report of the Company for the Year 2008 Zhou Mingchun 24 March, 2009 Confidential AAA

中国石油

II. Key Operating Results

Energize, Harmonize, Realize

II. Key Operating Results

Key Operating Results - Sales Income

External Revenue for Each Segment

Unit: RMB 10^8

Segment	Actual this year		Same period last year		Comparison		Difference (%)
	Revenue	Proportion	Revenue	Proportion	Revenue	Increase/ decrease	
Total	10711.5	100.0%	8363.5	100%	2348.0	28.1%	
Exploration & production	1243.9	11.6%	930.4	11.1%	313.5	33.7%	0.5
Refining & marketing	7899.8	73.8%	6070.8	72.6%	1829.0	30.1%	1.2
Chemical & marketing	989.2	9.2%	917.1	11.0%	72.1	7.9%	-1.8
Natural gas & pipelines	566.1	5.3%	434.6	5.2%	131.5	30.3%	0.1

4

Key Operating Results - Sales Income External Revenue for Each Segment Unit: RMB 108

Key Operating Results – Operating profit

Unit: RMB 10^8

Segment	Actual this year Amount	Actual this year Proportion	Same period last year Amount	Same period last year Proportion	Comparison Amount	Comparison Increase/ decrease	Difference (%)
Total	1593.0		2007.7		-414.7	-20.7%	
Exploration & production	2402.0	150.8%	2075.0	103.4%	327.0	15.8%	47.4
Refining & marketing	-829.7	-52.1%	-206.8	-10.3%	-622.9		-41.8
Chemical & marketing	-28.8	-1.8%	78.3	3.9%	-107.1		-5.7
Natural gas & pipelines	160.6	10.1%	125.0	6.2%	35.6	28.5%	3.9

5

Key Operating Results - Operating profit Unit: RMB 108

V. Cash Flow, Capital Expenditure and Progress of Key Projects

Capital Expenditure

Unit:RMB10^8

Segment	Actual This Year		Same Period Last Year		Difference	
	Amount	Proportion	Amount	Proportion	Amount	Rate
Total	2322.1	100.0%	1823.9	100.0%	498.2	27.3%
Explortion & Production	1570.3	67.6%	1350.6	74.1%	219.7	16.3%
Refining & Marketing	202.7	8.7%	265.5	14.6%	-62.8	-23.7%
Chemical & Marketing	153.2	6.6%	81.7	4.5%	71.5	87.5%
Natual gas & Pipelines	368.5	15.9%	110.0	6.0%	258.5	235.0%

7

In 2008, capital expenditure was RMB232.21 billion (including RMB10.3 billion of dry hole expense which was RMB9.2 billion in previous year), increased by RMB49.82 billion or 27.3%. Capital Expenditure Unit:RMB108

Confidential Treatment Request

Financial Report of the Company for the Year 2009 Zhou Mingchun 24 March, 2010 Confidential ^^^

II. Key Operating Results

Energize, Harmonize, Realize

II. Key Operating Results

Key Operating Results - Sales income

External Revenue for Each Segment

Unit: RMB 10^8

Segment	Actual this year		Same period last year		Comparison		Difference (%)
	Revenue	Proportion	Revenue	Proportion	Revenue	Increase/ decrease	
Total	10192.8	100.0%	10726.0	100.0%	-533.2	-5.0%	
Exploration and production	966.8	9.5%	1258.5	11.7%	-291.7	-23.2%	-2.2
Refining and chemical	1197.8	11.8%	1643.2	15.3%	-445.4	-27.1%	-3.5
Marketing	7328.1	71.9%	7245.8	67.6%	82.3	1.1%	4.3
Natural gas and pipeline	689.0	6.8%	566.1	5.3%	122.9	21.7%	1.5

4

Unit: RMB 108 External Revenue for Each Segment Key Operating Results - Sales income

Key Operating Results – Operating profit

Unit: RMB 10^8

Segment	Actual this year		Same period last year		Comparison		Structural difference (%)
	Amount	Proportion	Amount	Proportion	Amount	Increase/ decrease	
Total	1434.4		1595.7		-161.3	-10.1%	
Exploration and production	1050.2	73.2%	2404.7	150.7%	-1354.5	-56.3%	-77.5
Refining and chemical	173.1	12.1%	-938.3	-58.8%	1111.4		70.9
Marketing	132.7	9.3%	79.8	5.0%	52.9	66.3%	4.3
Natural gas and pipeline	190.5	13.3%	160.6	10.1%	29.9	18.6%	3.2

5

Key Operating Results - Operating profit Unit: RMB 108

PetroChina

VI. Capital Expenditure

Energize, Harmonize, Realize

VI. Capital Expenditure

Capital Expenditure

Unit: RMB10^8

Segment	Actual This Year		Same Period Last Year		Difference	
	Amount	Proportion	Amount	Proportion	Amount	Rate
Total	2668.4	100.0%	2323.8	100.0%	344.6	14.8%
Exploration and production	1290.2	48.4%	1571.9	67.6%	-281.7	-17.9%
Refining and chemical	425.6	15.9%	306.2	13.2%	119.4	39.0%
Marketing	181.7	6.8%	49.7	2.1%	132.0	265.6%
Natural gas and pipeline	747.5	28.0%	368.5	15.9%	379.0	102.8%

7

Capital Expenditure In 2009, the capital expenditures were RMB266.84 billion, representing an increase of RMB34.46 billion or 14.8%, which mainly resulted from the acquisition of refining units assets from ten enterprises, acquisition of assets of West Pipeline and construction of Second West-East Gas Pipeline project, which increased expenditures by RMB38.33 billion. Unit: RMB108

The expenditures of the natural gas and pipeline segment were RMB74.75 billion, increased by RMB37.9 billion or 102.8% 747.5 368.5 Factor Influence Acquisition of assets of West Pipeline Company ^123.4 construction of the Second West-East Gas Pipeline project was RMB 31.63 billion ^146.6 Construction of China-Russia Oil Pipeline Project ^32.9 Capital Expenditure - Natural Gas and Pipeline Unit: RMB108 Actual this year Same period last year